Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-142839

FINAL TERMS AND CONDITIONS

7.75% Senior Notes due 2014

Issuer:	Regions Financial Corporation

Principal Amount:	$700,000,000

Title of Security:	7.75% Senior Notes due 2014

Maturity:	November 10, 2014

Coupon:	7.75%

Price to Public:	98.986% of face amount

Yield to Maturity:	8.00%

Spread to Benchmark Treasury:	+565.2 basis points

Benchmark Treasury:	UST 2.375% due October 2014

Benchmark Treasury Spot and Yield:	100-04 or 2.348%

Interest Payment Dates:	May 10 and November 10, commencing May 10, 2010

Trade Date:	November 5, 2009

Settlement Date:	November 10, 2009 (T+3)

Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB / A-

CUSIP / ISIN:	7591EP AF7 / US7591EPAF73

Denominations:	$2,000 x $1,000

Net Proceeds to Issuer (after underwriting discounts and commissions and before offering expenses):	$690,102,000

Joint Bookrunners:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Morgan Keegan & Company, Inc. UBS Securities LLC
Co-Managers:	Loop Capital Markets LLC The Williams Capital Group, L.P.
*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at (866) 471-2526; J.P. Morgan Securities Inc. (collect) at (212) 834-4533; Morgan Keegan & Company, Inc. at (800) 564-3583; or UBS Securities LLC at (877) 827-6444 ext. 561-3884.

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